UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

SolarEdge Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

83417M104
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [x] Rule 13d-1(b)

 [  ] Rule 13d-1(c)

 [  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Odey Asset Management Group Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. England

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,301,780 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,301,780 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,301,780 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.04% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) CO, HC

1	Names of Reporting Persons. Odey Asset Management LLP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. England

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,301,780 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,301,780 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,301,780 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.04% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN, IA

1	Names of Reporting Persons. Odey Holdings AG
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,301,780 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,301,780 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,301,780 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.04% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) CO, HC

1	Names of Reporting Persons. Robin Crispin William Odey (“Crispin Odey”)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. England

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,301,780 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,301,780 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,301,780 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.04% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13G

Item 1

(a)	Name of Issuer

SolarEdge Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices
1 HaMada Street, Herziliya Pituach 4673335, Israel

Item 2

(a)	Name of Person Filing

Odey Asset Management Group Ltd Odey Asset Management LLP Odey Holdings AG Crispin Odey
(b)	Address of Principal Business Office or, if none, Residence

Odey Asset Management Group Ltd Odey Asset Management LLP Odey Holdings AG Crispin Odey c/o Odey Asset Management Group Ltd 12 Upper Grosvenor Street London, United Kingdom W1K 2ND
(c)	Citizenship

Odey Asset Management Group Ltd – England Odey Asset Management LLP – England Odey Holdings AG – Switzerland Crispin Odey – England
(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

83417M104

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[x]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[x]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

Shares reported herein for Odey Asset Management LLP (“OAM LLP”) represent shares held for the benefit of investment advisory clients of OAM LLP.  Odey Asset Management Group Ltd (“OAM Ltd”) is the managing member of OAM LLP, Odey Holdings AG (“Odey Holdings”) is the sole stockholder of OAM Ltd, and Mr. Odey is the sole stockholder of Odey Holdings.  For all purposes other than the filing of this Schedule 13G, each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 4(a)	Amount Beneficially Owned

Odey Asset Management Group Ltd – 3,301,780 shares Odey Asset Management LLP – 3,301,780 shares Odey Holdings AG – 3,301,780 shares Crispin Odey – 3,301,780 shares

Item 4(b)	Percent of Class

Odey Asset Management Group Ltd – 8.04% Odey Asset Management LLP – 8.04% Odey Holdings AG – 8.04% Crispin Odey – 8.04%

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:

(i)	sole power to vote or to direct the vote

Odey Asset Management Group Ltd – 0 shares Odey Asset Management LLP – 0 shares Odey Holdings AG – 0 shares Crispin Odey – 0 shares
(ii)	shared power to vote or to direct the vote

Odey Asset Management Group Ltd – 3,301,780 shares Odey Asset Management LLP – 3,301,780 shares Odey Holdings AG – 3,301,780 shares Crispin Odey – 3,301,780 shares
(iii)	sole power to dispose or to direct the disposition of

Odey Asset Management Group Ltd – 0 shares Odey Asset Management LLP – 0 shares Odey Holdings AG – 0 shares Crispin Odey – 0 shares
(iv)	shared power to dispose or to direct the disposition of

Odey Asset Management Group Ltd – 3,301,780 shares Odey Asset Management LLP – 3,301,780 shares Odey Holdings AG – 3,301,780 shares Crispin Odey – 3,301,780 shares

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Dividends received from, and proceeds from the sale of, the shares reported herein, if any, are allocated by Odey Asset Management LLP to the applicable accounts of its clients and are distributed or retained in accordance with its investment advisory agreements with those clients.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibits	Exhibit

99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February __, 2017

ODEY ASSET MANAGEMENT GROUP LTD

By:
Fergus B. Lee, Chief Compliance Officer

ODEY ASSET MANAGEMENT LLP

By:
Fergus B. Lee, Chief Compliance Officer

ODEY HOLDINGS AG

By:
Fergus B. Lee, Chief Compliance Officer

ROBIN CRISPIN WILLIAM ODEY

Fergus B. Lee, as attorney-in-fact for Robin Crispin William Odey*

*The Power of Attorney executed by Mr. Odey authorizing the signatory to sign and file this Schedule 13G on Mr. Odey’s behalf, filed as Exhibit 99.2 to the Schedule 13G filed with the Securities and Exchange Commission on May 8, 2013 by Mr. Odey and other reporting persons with respect to the common stock of Quanex Building Products Corporation, is incorporated herein by reference.